UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Court issues ruling on data injunction in Boston Scientific-Cook dispute.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

October 2, 2002

By:

\s\David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

October 2, 2002

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on October 2, 2002.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today announced that a federal court ruling has been issued by Judge Charles Kocoras of the U.S. District Court from the Northern District of Illinois in favor of Boston Scientific to enjoin clinical data from Cook’s DELIVER clinical trial using its ACHIEVE™ coronary stent. In 1997, Angiotech signed a co-exclusive license with Cook Inc., a private company based in Bloomington, Indiana, and Boston Scientific, a leader in the cardiovascular field.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:       David M. Hall, Chief Financial Officer
Telephone:   (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 2nd day of October, 2002.

Angiotech Pharmaceuticals, Inc.

Per:

DAVID M. HALL, CHIEF FINANCIAL OFFICER

          IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
October 2, 2002

COURT ISSUES RULING ON DATA INJUNCTION
IN BOSTON SCIENTIFIC-COOK DISPUTE

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that a federal court ruling has been issued by Judge Charles Kocoras of the U.S. District Court from the Northern District of Illinois in favor of Boston Scientific to enjoin clinical data from Cook’s DELIVER clinical trial using its ACHIEVE™ coronary stent.

In 1997, Angiotech signed a co-exclusive license with Cook Inc., a private company based in Bloomington, Indiana, and Boston Scientific, a leader in the cardiovascular field. Today’s event does not alter this co-exclusive agreement. The end result of this decision cannot be measured until the appeal process is complete and a final decision on the appeal is delivered.

“TAXUS I, II, III, ELUTES and ASPECT paclitaxel-eluting stent clinical trials have produced consistent, reproducible, outstanding patient efficacy across an array of stent platforms,” said William L. Hunter, MD, MSc, Chairman and CEO of Angiotech. “Angiotech partnered with Cook and Boston Scientific because we were confident in their ability to deliver a superior product to cardiologists and interventional radiologists worldwide. We are as comfortable with that decision today as we were in 1997.”

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments

# # #

Company Contacts: Rui Avelar (Investors), Cindy Yu (Media)

Phone: (604) 221-7676 Web: www.angiotech.com  Email: info@angio.com